UCOMMUNE INTERNATIONAL LTD

Floor 8, Tower D
No.2 Guang Hua Road
Chaoyang District, Beijing
People’s Republic of China, 100026

January 26, 2021

VIA EDGAR

Daniel Morris

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ucommune International Ltd (CIK No. 0001821424)
Registration Statement on Form F-1, as amended (File No. 333-252271)

Dear Mr. Morris:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ucommune International Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:30 p.m., Eastern Standard Time on January 28, 2021, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins LLP.

The Company understands that Maxim Group LLC, the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Ucommune International Ltd

By:	/s/ Zhuangkun He
Name: Title:	Zhuangkun He Chief Executive Officer

[Signature Page to Acceleration Request]